EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
(as of November 19, 2008)

	Jurisdiction of Incorporation	Percent
Subsidiaries of the Registrant	or Organization	Ownership*
American Azide Corporation	Nevada	100%

American Pacific Corporation	Nevada	100%

Ampac Farms, Inc.	Nevada	100%

Ampac-ISP Corp.	Delaware	100%

Energetic Additives Inc., LLC	Nevada	100%

Ampac-ISP UK Westcott Limited	England & Wales	100%

Ampac Fine Chemicals LLC	California	100%

Marotta Holdings Limited**	Ireland	100%

Marotta Ireland Limited**	Ireland	100%

Ampac ISP UK Cheltenham Limited	England & Wales	100%

*	Ownership is either direct or indirect depending on the specific entity

**	Name changes are anticipated for these newly acquired entities